Exhibit (a)(5)(iii)

SUNSTONE HOTEL PARTNERSHIP, LLC AMENDS TENDER OFFER AND

CONSENT SOLICITATION FOR 4.60% EXCHANGEABLE SENIOR NOTES DUE 2027

San Clemente, CA (May 6, 2009) – Sunstone Hotel Investors, Inc. (NYSE: SHO) (“Sunstone”), sole managing member of Sunstone Hotel Partnership, LLC (the “Operating Partnership”), announced today that the Operating Partnership has amended its cash tender offer and consent solicitation to purchase any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (CUSIP 86801FAA4) (the “Notes”) and to solicit consents (the “Consents”) from the registered holders of the Notes to adopt a proposed amendment to the Indenture governing the Notes (the “Proposed Amendment”). Pursuant to the amendments, the Operating Partnership is increasing the total tender offer consideration offered, increasing the consent payment offered, modifying the terms of the proposed amendment to the Notes indenture and extending the tender offer and the consent solicitation. Pursuant to the terms of the tender offer as amended, the Operating Partnership is offering to purchase Notes validly tendered and not validly withdrawn for cash equal to $700 per $1,000 principal amount of the Notes (which includes a consent fee of $15 per $1,000 principal amount of the Notes (the “Total Tender Consideration”)). Previously, the Operating Partnership had offered Total Tender Consideration equal to $600 per $1,000 principal amount of the Notes. In addition, holders whose Notes are purchased in the tender offer will receive accrued and unpaid interest to, but excluding, the date on which payment for purchased Notes is made.

Pursuant to the terms of the consent solicitation as amended, the Operating Partnership is offering holders that deliver Consents but that do not tender their related Notes a cash consent fee equal to $15 per $1,000 principal amount of Notes (the “Consents Only Consideration”). Previously, the Operating Partnership had offered Consents Only Consideration equal to $5 per $1,000 principal amount of the Notes.

The Operating Partnership has also revised the terms of the Proposed Amendment. As revised, the Proposed Amendment will amend the Events of Defaults section of the Indenture so that an acceleration of up to $300 million of indebtedness of any subsidiary of Sunstone or the Operating Partnership, other than any Subsidiary Guarantor, will not constitute an event of default with respect to the Notes. Previously, the Proposed Amendment would have amended the Events of Default section of the Indenture so that an acceleration of any indebtedness of any subsidiary of Sunstone or the Operating Partnership (other than a Subsidiary Guarantor) would not under any circumstances constitute an event of default with respect to the Notes. Under the terms of the Indenture in its current form, an acceleration of indebtedness of any subsidiary in excess of $25 million may lead to an event of default with respect to the Notes if such indebtedness is not discharged, or the acceleration rescinded, within a 30-day cure period. Sunstone and the Operating Partnership believe that the cross-acceleration terms currently contained in the Indenture are potentially detrimental to the holders of the Notes. The cross-acceleration terms limit the time during which the Operating Partnership may negotiate with the lenders of its subsidiary debt, which may lead to less favorable negotiations. For example, the Operating Partnership may be compelled to commit its funds to subsidize debt service for a subsidiary or to prepay any non-performing subsidiary indebtedness within the allotted 30-day cure period to avoid triggering a cross-acceleration of the Notes. Any such debt service subsidies or prepayments may diminish the credit of the Operating Partnership and may undermine its ability to repay the Notes at maturity. The Operating Partnership believes that, if effected, the Proposed Amendment will be beneficial to the holders of the Notes, as the Proposed Amendment will improve the Operating Partnership’s ability to cure subsidiary loan defaults by negotiating interest deferrals or, if the collateral supporting a non-performing loan is impaired to a value below the principal value of the loan, to negotiate a transfer of the collateral to the subsidiary’s lender in satisfaction of the debt. Either of such measures would be beneficial to the Note holders as compared to the Operating Partnership deploying cash to either subsidize or prepay non-performing loans.

In connection with the amendments to the terms of the tender offer and the consent solicitation, the Operating Partnership is extending the expiration time. The tender offer and consent solicitation will now expire, unless further extended, at 12:00 midnight, New York City time, on May 19, 2009. The tender offer and the consent solicitation were formerly scheduled to expire at 12:00 midnight, New York City time, on May 14, 2009. To date, $19 million in aggregate principal amount of Notes has been tendered in the tender offer and no separate Consents have been delivered without tender of the related Notes.

Except as set forth herein, the terms of the tender offer remain the same as set forth in the Offer to Purchase and Consent Solicitation Statement dated April 17, 2009, as previously amended or supplemented (the “Original Offer to Purchase”). The Operating Partnership will file with the Securities and Exchange Commission and send to holders of the Notes a supplement (the “Supplement”) to the Original Offer to Purchase describing the amended terms of the tender offer and consent solicitation and important related considerations, including changes to the tax consequences for holders who participate in the consent solicitation without tendering in the tender offer.

Citi is acting as the dealer manager and solicitation agent and Global Bondholder Services Corporation is acting as depositary and information agent for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation should be directed to Citi at (800) 558-3745 (toll-free). Request for documents should be directed to Global Bondholder Services Corporation (212) 430-3774 (for banks and brokers only) or (866) 857-2200 (for all others toll-free).

None of Sunstone, its Board of Directors, the Operating Partnership, the dealer manager and solicitation agent or the information agent and depositary is making any recommendation to holders of the Notes as to whether to tender or refrain from tendering their Notes in the tender offer or whether to consent to the proposed amendment. Holders of Notes must decide the principal amount of Notes to tender or to deliver the related consents, if any. Only tenders of or consents related to Notes in principal amounts of $1,000 or integral multiples thereof will be accepted.

The tender offer and consent solicitation is not conditioned upon receipt of financing or on any minimum principal amount of Notes being tendered. The tender offer and consent solicitation is subject to other conditions, as described in the Original Offer to Purchase filed with the Securities and Exchange Commission.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell, or to solicit any consents related to, the Operating Partnership’s 4.60% Exchangeable Senior Notes due 2027. The solicitation of offers to purchase Notes or of consents related to the Notes will only be made pursuant to the Original Offer to Purchase and related documents, as amended or supplemented from time to time, including by the Supplement, that the Operating Partnership has filed or will file with the Securities and Exchange Commission. Holders of Notes should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offer and consent solicitation. Holders of Notes may obtain the Original Offer to Purchase, the Supplement and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov; and from the information agent, Global Bondholder Services Corporation, at (212) 430-3774 (for banks and brokers only) or (866) 857-2200 (for all others toll-free).

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 44 hotels comprised of 15,029 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit Sunstone’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the current U.S. recession which may be prolonged; the ability to maintain sufficient liquidity and our access to capital markets; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt and equity agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of hotels after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; our ability to successfully complete negotiations for an amendment to our revolving credit agreement; and other risks and uncertainties associated with our business described in Sunstone’s filings with the Securities and Exchange Commission. Although Sunstone believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of May 6, 2009, and Sunstone undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Sunstone’s expectations.

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4236

SOURCE Sunstone Hotel Investors, Inc.

http://www.sunstonehotels.com